                                 SCHEDULE 13E-3

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                               Western Beef, Inc.
        -----------------------------------------------------------------
                              (Name of the Issuer)

                  Western Beef, Inc., Cactus Acquisition, Inc.,
                 Ant Holding Corporation, Peter Castellana, Jr.,
                      Frank Castellana, Joseph Castellana,
                      Michael Castellana, Camile Castellana
        -----------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.05 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                 00145-95778110
        -----------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Peter Admirand
                               Western Beef, Inc.
                            47-05 Metropolitan Avenue
                            Ridgewood, New York 11385
                                 (718) 417-3770
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)
                                   Copies to:

     PETER ADMIRAND                                       MICHAEL A. SCHWARTZ
   WESTERN BEEF, INC.                                   WILLKIE FARR & GALLAGHER
47-05 METROPOLITAN AVENUE                                  787 SEVENTH AVENUE
RIDGEWOOD, NEW YORK 11385                               NEW YORK, NEW YORK 10019
     (718) 417-4770                                          (212) 728-8000

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ]   A tender offer.

d. [ ]   None of the above.

Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: [X]


                                    1 of 17

                                 SCHEDULE 13E-3

                            Calculation of Filing Fee

        -----------------------------------------------------------------

        Transaction Valuation*                       Amount of Filing Fee

             14,296,879                                    2,859.38
        -----------------------------------------------------------------


         * For purposes of calculating the filing fee only. This calculation assumes the purchase of 1,633,929 shares of common stock of Western Beef, Inc. at $8.75 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

         / / Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.




                                    2 of 17

                                 SCHEDULE 13E-3

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to the Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 29, 1999, by and between Western Beef, Inc., a Delaware corporation ("Western Beef"), and Cactus Acquisition, Inc. ("Cactus"). Pursuant to the Merger Agreement, Cactus will merge with and into Western Beef, with Western Beef being the surviving corporation (the "Merger").

         The terms and conditions of the Merger Agreement are described in the preliminary proxy statement (the "Proxy Statement") filed herewith as Exhibit 99.(d). A copy of the Merger Agreement is annexed to the Proxy Statement as Appendix A thereto. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the Proxy Statement is intended to be solely for the information and use of the Securities and Exchange Commission, and should not be relied upon by any other person for any purpose. The responses and cross-references presented in the following table are supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this Transaction Statement.




                                    3 of 17

                                 SCHEDULE 13E-3

                   CROSS REFERENCE SHEET REQUIRED PURSUANT TO
                    GENERAL INSTRUCTION "F" OF SCHEDULE 13E-3

       ITEM IN SCHEDULE 13E-3                                            CAPTION IN PROXY STATEMENT
Item 1(a)                                                    "Cover Page"; "Proposals at the Annual Meeting --
                                                             Proposal One -- The Merger -- The Parties."

Item 1(b)                                                    "Summary -- Voting;"; "Information Concerning the
                                                             Annual Meeting -- Record Date; Outstanding Common Stock
                                                             Entitled to Vote"; "Market Price Information;
                                                             Dividends."

Item 1(c) and (d)                                            "Market Price Information; Dividends"; "Management
                                                             Discussion and Analysis of Financial Condition and
                                                             Results of Operations."

Item 1(e) and (f)                                            Not Applicable.

Item 2(a), (b), (c), (d) and (g)                             "Proposals at the Annual Meeting -- Proposal One -- The
                                                             Merger -- The Parties"; "Proposals at the Annual
                                                             Meeting -- Proposal Two -- Election of Directors --
                                                             Information About Nominees; -- Directors and Executive
                                                             Officers of Western Beef."

Item 2(e) and (f)                                            Not Applicable.

Item 3(a)(1)                                                 "Proposals at the Annual Meeting -- Proposal Two --
                                                             Election of Directors -- Certain Relationships and
                                                             Related Transactions."

Item 3(a)(2)                                                 "Special Factors -- Background of the Merger"; "Proposals
                                                             at the Annual Meeting -- Proposal One -- The Merger";
                                                             "Proposals at the Annual Meeting -- Proposal Two --
                                                             Election of Directors -- Certain Relationships and
                                                             Related Transactions."


                                    4 of 17

       ITEM IN SCHEDULE 13E-3                                            CAPTION IN PROXY STATEMENT

Item 3(b)                                                    "Special Factors -- Background of the Merger";
                                                             "Proposals at the Annual Meeting -- Proposal Two --
                                                             Election of Directors -- Certain Relationships and
                                                             Related Transactions."

Item 4(a)                                                    "Summary -- Certain Effects of the Merger"; "Special
                                                             Factors -- Purposes and Reasons of the Merger; Certain
                                                             Effects of the Merger"; "Proposals at the Annual
                                                             Meeting -- Proposal One -- The Merger."

Item 4(b)                                                    "Summary -- Certain Effects of the Merger -- Financing
                                                             of the Merger"; "Special Factors -- Purposes and
                                                             Reasons of the Merger; Certain Effects of the Merger;
                                                             -- Conflicts of Interest; -- Financing and Expenses of
                                                             the Merger"; "Proposals at the Annual Meeting --
                                                             Proposal One -- The Merger."

Item 5(a), (b) and (c)                                       Not Applicable.

Item 5(d)                                                    "Summary -- Financing of the Merger"; "Special Factors
                                                             -- Financing and Expenses of the Merger."

Item 5(e), (f) and (g)                                       Not Applicable.

Item 6(a), (b) and (c)                                       "Summary -- Financing of the Merger"; "Special Factors
                                                             -- Financing and Expenses of the Merger."

Item 6(d)                                                    Not Applicable.

Item 7(a), (b) and (c)                                       "Special Factors -- Background of the Merger; --
                                                             Purposes and Reasons of the Merger; Certain Effects of
                                                             the Merger."


                                    5 of 17

Item 7(d)                                                    "Summary -- Certain Effects of the Merger; -- Federal
                                                             Income Tax Consequences"; "Special Factors -- Background
                                                             of the Merger; -- Purposes and Reasons of the Merger;
                                                             Certain Effects of the Merger; -- Opinion of Houlihan
                                                             Lokey; -- Position of the Buyer Group as to Fairness; --
                                                             Rights of Dissenting Stockholders"; "Proposals at the
                                                             Annual Meeting -- Proposal One -- Terms of the Merger; --
                                                             Certain Tax Considerations."

Item 8(a) and (b)                                            "Summary -- Recommendations of the Special Committee
                                                             and the Board of Directors; -- Opinion of Houlihan
                                                             Lokey"; "Special Factors -- Background of the Merger;
                                                             --Purpose and Reasons for the Merger; Certain Effects
                                                             of the Merger; -- Recommendations of the Special
                                                             Committee and the Board of Directors; Fairness of the
                                                             Merger; -- Opinion of Houlihan Lokey; -- Position of
                                                             the Buyer Group as to Fairness."

Item 8(c)                                                    "Special Factors -- Purposes and Reasons of the Merger;
                                                             Certain Effects of the Merger."

Item 8(d)                                                    "Summary -- Opinion of Houlihan Lokey"; "Special
                                                             Factors -- Background of the Merger; -- Recommendations
                                                             of the Special Committee and the Board of Directors;
                                                             Fairness of the Merger; -- Opinion of Houlihan Lokey."

Item 8(e)                                                    "Special Factors -- Recommendations of the Special
                                                             Committee and the Board of Directors; Fairness of the
                                                             Merger."

Item 8(f)                                                    Not Applicable.

Item 9(a), (b) and (c)                                       "Summary -- Opinion of Houlihan Lokey"; "Special
                                                             Factors -- Background of the Merger; -- Opinion of
                                                             Houlihan Lokey; -- Position of the Continuing
                                                             Stockholders as to Fairness; -- Appendix B: Opinion of
                                                             Houlihan


                                    6 of 17

       ITEM IN SCHEDULE 13E-3                                            CAPTION IN PROXY STATEMENT


                                                             Lokey Howard & Zukin."

Item 10(a)                                                   "Proposals at the Annual Meeting -- Proposal Two --
                                                             Election of Directors -- Security Ownership of Certain
                                                             Beneficial Owners and Management."

Item 10(b)                                                   "Proposals at the Annual Meeting -- Proposal Two --
                                                             Election of Directors -- Certain Transactions in the
                                                             Shares of Common Stock."

Item 11                                                      "Summary -- Required Vote; Approval of the Proposals
                                                             Assured"; "Information Concerning the Annual Meeting --
                                                             Vote Required for the Merger and the Election of
                                                             Directors; Certain Common Stock Voting in Favor of the
                                                             Proposals"; "Proposals at the Annual Meeting --
                                                             Proposal One -- The Merger"; "Proposals at the Annual
                                                             Meeting -- Proposal Two -- Election of Directors --
                                                             Executive Officer and Director Compensation; -- Certain
                                                             Relationships and Related Transactions; -- Security
                                                             Ownership of Certain Benefical Owners and Management."

Item 12(a)                                                   "Summary -- Required Vote; Approval of the Proposals
                                                             Assured"; "Information Concerning the Annual Meeting --
                                                             Vote Required for the Merger and the Election of
                                                             Directors; Certain Common Stock Voting in Favor of the
                                                             Proposals"; "Special Factors -- Conflicts of Interest";
                                                             "Proposals at the Annual Meeting -- Proposal Two --
                                                             Election of Directors -- Certain Relationships and
                                                             Related Transactions."

Item 12(b)                                                   "Summary -- Recommendations of the Special Committee
                                                             and the Board of Directors"; "Special Factors --
                                                             Recommendations of the Special Committee and the Board
                                                             of Directors; Fairness of the Merger; -- Position



                                    7 of 17

       ITEM IN SCHEDULE 13E-3                                            CAPTION IN PROXY STATEMENT


                                                             of the Buyer Group as to Fairness."

Item 13(a)                                                   "Summary -- Appraisal Rights"; "Special Factors --
                                                             Rights of Dissenting Stockholders."

Item 13(b)                                                   Not Applicable.

Item 13(c)                                                   Not Applicable.

Item 14(a)                                                   "Selected Financial Data"; "Management's Discussion and
                                                             Analysis of Financial Condition and Results of
                                                             Operations -- Results of Operations"; "Financial
                                                             Statements."

Item 14(b)                                                   Not Applicable.

Item 15(a)                                                   "Summary -- Financing of the Merger"; "Special Factors
                                                             -- Financing and Expenses of the Merger."

Item 15(b)                                                   "Information Concerning the Annual Meeting --
                                                             Solicitation and Revocation of Proxies."

Item 16                                                      The information set forth in the Proxy Statement and
                                                             the Appendices thereto is incorporated herein by
                                                             reference in its entirety.

Item 17(a)                                                   Not Applicable.

Item 17(b)                                                   Appendix B -- Opinion of Houlihan Lokey Howard & Zukin.

Item 17(c)                                                   Appendix A -- Agreement and Plan of Merger by and
                                                             between Cactus Acquisition, Inc. and Western Beef,
                                                             Inc., dated as of July 29, 1999.

Item 17(d)                                                   Preliminary Proxy Statement.

Item 17(e)                                                   Appendix C --Appraisal Rights, Section 262 of the
                                                             Delaware General Corporation Law.



                                    8 of 17

       ITEM IN SCHEDULE 13E-3                                            CAPTION IN PROXY STATEMENT


Item 17(f)                                                   Not Applicable.






















                                    9 of 17

This Statement is being jointly filed by Cactus Acquisition, Inc. ("Cactus") for the sole purpose of effecting the Merger, Western Beef, Inc. ("Western Beef") (the issuer of the class of equity securities that is the subject of the transaction); and the following executive officers and affiliates of Western Beef who are members of the group formed to consummate the transaction described in the Proxy Statement (the "Buyer Group"): Ant Holding Corporation, Peter Castellana, Jr., Frank Castellana, Joseph Castellana, Michael Castellana and Camile Castellana.

ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

         (a) The information set forth in "Cover Page" and "Proposals at the Annual Meeting --Proposal One -- The Merger -- The Parties" in the Proxy Statement is incorporated herein by reference.

         (b) The class of securities that is the subject of the transaction is Western Beef's common stock, par value $.05 per share. As of August 17, 1999, there were 5,475,153 shares of common stock issued and outstanding. The information set forth in "Summary -- Voting"; "Information Concerning the Annual Meeting--Record Date; Outstanding Common Stock Entitled to Vote"; and "Market Price Information; Dividends" of the Proxy Statement is incorporated by reference.

         (c) and (d) The information set forth in "Market Price Information" and "Management Discussion and Analysis of Financial Condition and Results of Operations" in the Proxy Statement is incorporated herein by reference.

         (e) and (f) Not applicable.

ITEM 2.  IDENTITY AND BACKGROUND

         (a), (b), (c), (d) and (g) The information set forth in "Proposals at the Annual Meeting --Proposal One -- The Merger -- The Parties"; and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Information About Nominees; -- Directors and Executive Officers of Western Beef" in the Proxy Statement is incorporated herein by reference.

         (e) and (f) None of Western Beef, Cactus, Ant Holding Corporation, Peter Castellana, Jr., Frank Castellana, Joseph Castellana, Michael Castellana, Camile Castellana or, to the best of their knowledge, no executive officer, director or controlling person of Western Beef, has during the past five years
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS



                                    10 of 17

         (a)(1) The information set forth in "Proposals at the Annual Meeting -- Proposal Two --Election of Directors -- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

         (a)(2) The information set forth in "Special Factors -- Background of the Merger"; "Proposals at the Annual Meeting -- Proposal One -- The Merger" and "Proposals at the Annual Meeting -- Proposal Two --Election of Directors -- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Special Factors -- Background of the Merger" and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

         (a) The information set forth in "Summary -- Certain Effects of the Merger"; "Special Factors -- Purposes and Reasons of the Merger; Certain Effects of the Merger" and "Proposals at the Annual Meeting -- Proposal One -- The Merger" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Summary -- Certain Effects of the Merger -- Financing of the Merger"; "Special Factors -- Purposes and Reasons of the Merger; Certain Effects of the Merger; -- Conflicts of Interest; -- Financing and Expenses of the Merger;" and "Proposals at the Annual Meeting -- Proposal One --The Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

         (a), (b) and (c) Not applicable.

         (d) The information set forth in "Summary -- Financing of the Merger;" and "Special Factors -- Financing and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

         (e), (f) and (g) Not applicable.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         (a), (b) and (c) The information set forth in "Summary -- Financing of the Merger" and "Special Factors -- Financing and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

         (d) Not applicable.



                                    11 of 17

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

         (a), (b) and (c) The information set forth in "Special Factors -- Background of the Merger; -- Purposes and Reasons of the Merger; Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "Summary -- Certain Effects of the Merger; -- Federal Income Tax Consequences"; "Special Factors -- Background of the Merger; -- Purposes and Reasons of the Merger; Certain Effects of the Merger; -- Opinion of Houlihan Lokey; -- Position of the Buyer Group as to Fairness; --Rights of Dissenting Stockholders" and "Proposals at the Annual Meeting -- Proposal One -- Terms of the Merger; -- Certain Tax Considerations" in the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

         (a) and (b) The information set forth in "Summary -- Recommendations of the Special Committee and the Board of Directors; -- Opinion of Houlihan Lokey" and "Special Factors -- Background of the Merger; -- Purpose and Reasons for the Merger; Certain Effects of the Merger; -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger; -- Opinion of Houlihan Lokey; -- Position of the Buyer Group as to Fairness" in the Proxy Statement is incorporated herein by reference.

         (c) The information set forth in "Special Factors -- Purposes and Reasons of the Merger; Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

         (d) The information set forth in "Summary -- Opinion of Houlihan Lokey" and "Special Factors -- Background of the Merger; -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger; -- Opinion of Houlihan Lokey" in the Proxy Statement is incorporated herein by reference.

         (e) The information set forth in "Special Factors -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

         (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

         (a), (b) and (c) The information set forth in "Summary -- Opinion of Houlihan Lokey"; "Special Factors -- Background of the Merger; -- Opinion of Houlihan Lokey; -- Position of the Continuing Stockholders as to Fairness; Appendix B: Opinion of Houlihan Lokey Howard & Zukin" is incorporated herein by reference.

         The opinion of Houlihan Lokey shall also be made available for inspection and copying during regular business hours at the principal executive offices of the Company by any interested holder of common stock or by the representative of any such holder who has



                                    12 of 17
been so designated in writing upon written request and at the expense of the requesting securityholder.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

         (a) The information set forth in "Proposals at the Annual Meeting -- Proposal Two --Election of Directors -- Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Proposals at the Annual Meeting -- Proposal Two --Election of Directors -- Certain Transactions in the Shares of Common Stock" in the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER IS SECURITIES

         The information set forth in "Summary -- Required Vote; Approval of the Proposals Assured"; "Information Concerning the Annual Meeting -- Vote Required for the Merger and the Election of Directors; Certain Common Stock Voting in Favor of the Proposals"; "Specials Factors -- Background of the Merger"; "Proposals at the Annual Meeting -- Proposal One -- The Merger" and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Executive Officer and Director Compensation; -- Certain Relationships and Related Transactions; --Security Ownership of Certain Benefical Owners and Management" in the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

         (a) The information set forth in "Summary -- Required Vote; Approval of the Proposals Assured"; "Information Concerning the Annual Meeting -- Vote Required for the Merger and the Election of Directors; Certain Common Stock Voting in Favor of the Proposals"; "Special Factors -- Conflicts of Interest" and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Summary -- Recommendations of the Special Committee and the Board of Directors"; and "Special Factors -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger; -- Position of the Buyer Group as to Fairness" in the Proxy Statement is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION

         (a) The information set forth in "Summary -- Appraisal Rights" and "Special Factors --Rights of Dissenting Stockholders" in the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.



                                    13 of 17

         (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION

         (a) The information set forth in "Selected Financial Data"; "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and "Financial Statements" in the Proxy Statement is incorporated herein by reference.

         (b) Not applicable.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

         (a) The information set forth in "Summary -- Financing of the Merger" and "Special Factors -- Financing and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

         (b) The information set forth in "Information Concerning the Annual Meeting --Solicitation and Revocation of Proxies" in the Proxy Statement is incorporated herein by reference.

ITEM 16. ADDITIONAL INFORMATION

         The information set forth in the Proxy Statement and the Appendices thereto is incorporated herein by reference in its entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS

               99.(a) Commitment Letter of July 27, 1999, by and among North Fork Bank, Cactus Acquisition, Inc. and Western Beef, Inc.

               99.(b)         Opinion of Houlihan Lokey dated July 29, 1999.(*)

               99.(c)(1)      The Agreement and Plan of Merger by and between
                              Cactus Acquisition, Inc. and Western Beef, Inc., dated as of July 29, 1999.(*)

               99.(c)(2)      Memorandum of Understanding between the parties to
                              various class actions arising out of the proposed merger and Western Beef, Inc. dated June 28, 1999.

               99.(d)         Preliminary Proxy Statement.

               99.(e) Appraisal Rights under Section 262 of the Delaware General Corporation Law.(*)

-------------------------------



                                    14 of 17

         (*) Incorporated by reference from the Preliminary Proxy Statement, a copy of which is attached as Exhibit 99.(d).



























                                    15 of 17

                  After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:  August 26, 1999

                                Western Beef, Inc.

                                By: /s/ Peter Castellana, Jr.
                                    -------------------------------------
                                    Name:  Peter Castellana, Jr.
                                    Title: President and CEO


                                Cactus Acquisition, Inc.

                                By: /s/ Peter Castellana, Jr.
                                    -------------------------------------
                                    Name:  Peter Castellana, Jr.
                                    Title: President and CEO


                                Ant Holding Corporation


                                By: /s/ Peter Castellana, Jr.
                                    -------------------------------------
                                    Name:  Peter Castellana, Jr.
                                    Title: President and CEO


                                By: /s/ Peter Castellana, Jr.
                                    -------------------------------------
                                    Name:  Peter Castellana, Jr.


                                By: /s/ Frank Castellana
                                    -------------------------------------
                                    Frank Castellana



                                    16 of 17

                                By: /s/ Joseph Castellana
                                    -------------------------------------
                                    Joseph Castellana



                                By: /s/ Michael Castellana
                                    -------------------------------------
                                    Michael Castellana



                                By: /s/ Camile Castellana
                                    -------------------------------------
                                    Camile Castellana



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